

Mail Stop 7010

June 16, 2008

By U.S. Mail and Facsimile

Mr. James R. McLaughlin
Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

>   **Re: Ameron International Corporation**
>   **Form 10-K for the Fiscal Year Ended November 30, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended March 2, 2008**
>   **File No. 001-09102**

Dear Mr. McLaughlin:

We have reviewed your response letter dated May 21, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1.   With respect to Bondstrand Ltd. and Ameron Saudi Arabia Ltd., please advise us whether or not they provide you with financial or sales information and whether or not they pay you a dividend.

2.   We note the statements in your letter dated May 21, 2008 that you understand that Bondstrand Ltd. and Ameron Saudi Arabia Ltd. continue to use technology that you had licensed to them, but for which they had both taken the unilateral position that the license had expired, but they continue to use the technologies in the Middle East. Please advise us whether or not you believe that Bondstrand Ltd. and Ameron Saudi Arabia Ltd. use that technology for products sold to Iran or Sudan.

3.   We note that the company's foreign subsidiaries have made sales into Iran and Sudan, either directly or indirectly, that over the past 3 years total about $18 million. Please advise us how critical are your company's products to either countries production to the oil and gas industries in those countries.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief